For Immediate Release

Nordion Announces 2013 Annual Meeting Results

OTTAWA, CANADA – March 6, 2013 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today announced the results from its annual meeting of shareholders. A total of 42,008,160 common shares, or 67.85% of Nordion's issued and outstanding common shares, were voted in connection with the annual meeting. Shareholders voted in favour of all items of business, including election of each director nominee by a substantial majority as follows:

William D. Anderson	93.49%
Jeffrey Brown	93.54%
William G. Dempsey	90.95%
Mary A. Mogford	92.02%
Sean Murphy	92.50%
Kenneth E. Newport	92.50%
Dr. Adeoye Olukotun	93.55%
Steven M. West	92.81%
Janet Woodruff	92.24%

Following the annual meeting of shareholders, the board of directors of Nordion selected William D. Anderson to serve as Chair of the Company.

Mr. Robert W. Luba, an independent director who has served as a director of the Company since 1996, has reached retirement age and accordingly did not stand for re-election as a director at the annual meeting of shareholders. We thank Mr. Luba for his 16 years of wise counsel and dedicated service.

About Nordion Inc.

Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of targeted therapies, sterilization technologies, and medical isotopes that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees worldwide. Find out more at www.nordion.com and follow us at

http://twitter.com/NordionInc.

Forward-Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2012 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x 1022
tamra.benjamin@nordion.com

SOURCE: Nordion